Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION

15 MAY 2023, 4:00PM EDT / 22:00 CET

MDxHealth Reports Q1-2023 Results

▪	Year-over-year revenues increase by 141% to $14.7 million; excluding GPS, revenues up 39%

▪	Gross margin expanded by 1,270 basis points over prior year period

▪	Positive Local Coverage Determination (LCD), extending coverage for Select mdx test to Medicare population

IRVINE, CA, and HERSTAL, BELGIUM – May 15, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH), a commercial-stage precision diagnostics company, today announced its financial results for the first quarter ended March 31, 2023.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report strong operating results for the first quarter of 2023. Our focus on operating discipline and commercial execution, as well as continued implementation of our growth strategy, is building the foundation for sustained growth for mdxhealth as the leading provider of personalized diagnostic solutions focused exclusively into urology.

“I am also pleased to note that after successfully completing a rigorous technical assessment, we announced in April that Select mdx will now be reimbursed throughout the U.S. for Medicare patients who meet coverage conditions under the foundational Local Coverage Determination (LCD) for Molecular Biomarkers to Risk-Stratify Patients at Increased Risk for Prostate Cancer. With this coverage decision, each of the tests in our prostate cancer menu is now covered by Medicare and included in the NCCN guidelines.”

Highlights for the first quarter ended March 31, 2023

●	Q1-2023 revenue of $14.7 million, representing an increase of 141% over Q1-2022; excluding GPS, Q1-2023 revenue increased 39% over Q1-2022, reflecting execution by our sales team, broader coverage of our expanded test menu, and efficient revenue cycle management

●	Strengthened our balance sheet with gross proceeds of $43 million through an equity offering of 10.75 million American Depository Shares (ADSs) in February 2023
●	Continued commercial uptake of Resolve mdx, our Urinary Tract Infection (UTI) test, with triple-digit unit growth year-over-year and Q1-2023 revenues of $2.2 million
●	Q1-2023 revenues of $14.7 million were comprised of $6.2 million from GPS, $5.7 million from Confirm mdx, $2.2 million from Resolve mdx, with the remaining revenues from Select mdx and other

●	Gross margin expansion of 1,270 basis points during the quarter to 59.3%

●	Billable test volume for the first quarter ended March 31, 2023, for Confirm mdx increased by 5% to 4,366, and for Select mdx decreased by 4% to 3,181 versus the same period last year

●	Cash and cash equivalents of $48.3 million as of March 31, 2023

Financial review for the quarter ended March 31, 2023

USD in thousands (except per share data) Unaudited	Quarter Ended March 31
	2023	2022%	Change
Revenue	14,700	6,106	141%
Cost of goods	(5,985)	(3,263)	83%
Gross Profit	8,715	2,843	207%
Operating expenses	(17,432)	(10,695)	63%
Operating loss	(8,717)	(7,852)	11%
Net loss	(11,709)	(8,270)	42%
Basic and diluted loss per share	(0.05)	(0.05)	-

Total revenue for the first quarter ended March 31, 2023, was $14.7 million, an increase of 141% as compared to total revenue of $6.1 million for the first quarter of 2022. Excluding the GPS revenues, total revenues for the quarter were $8.5 million, an increase of 39% compared to the first quarter of 2022. Q1-2023 revenues of $14.7 million were comprised of $6.2 million from GPS, $5.7 million from Confirm mdx, $2.2 million from Resolve mdx, with the remaining revenues from Select mdx and other.

Gross profit for Q1-2023 was $8.7 million as compared to $2.8 million for Q1-2022. Gross margins were 59.3% for Q1-2023 as compared to 46.6% for Q1-2022, representing a gross margin improvement of 1,270 basis points, primarily related to our product mix and the addition of GPS to our product menu.

Operating expenses for Q1-2023 were $17.4 million, up 63% from $10.7 million for Q1-2022, primarily related to the additional field sales personnel associated with the GPS business.

Operating loss for Q1-2023 was $8.7 million, an increase of 11% over Q1-2022, primarily related to the additional field sales personnel associated with the GPS acquisition.

Net loss for Q1-2023 of $11.7 million increased by $3.4 million versus $8.3 million for the prior year period, primarily from an increase in financial expenses, of which $1.9 million was non-cash and relates to the fair value adjustment of the GPS contingent consideration, and the remainder was primarily related to an increase in interest expense from our debt facility.

Our cash burn for Q1-2023 was $7.9 million versus $11.9 million for Q4-2022, representing a 34% decline in cash burn and bringing our cash and cash equivalents as of March 31, 2023 to $48.3 million. This amount reflects the receipt of $40.4 million in net proceeds from the equity offering in February 2023.

Conference Call

Michael K. McGarrity, Chief Executive Officer and Ron Kalfus, Chief Financial Officer, will host a conference call and Q&A session today at 4:30 PM EST / 22:30 CET. The call will be conducted in English and a replay will be available for 30 days.

To participate in the conference call, please select your phone number below:

United States: 1-877-407-9716

Belgium: 0800 73904

The Netherlands: 0800 023 4340

United Kingdom: 0800 756 3429

Conference ID: 13738494

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1612703&tp_key=c5b907adf5

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

2023 Reporting Calendar

●	May 25, 2023: Annual general shareholders’ meeting
●	August 23, 2023: Publication of H1-2023 results
●	November 8, 2023: Q3-2023 business update

About mdxhealth

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth

For more information:

mdxhealth
info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the acquisition of Oncotype DX® GPS prostate cancer business from Exact Sciences including statements regarding the anticipated benefits of the acquisition; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.

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